April 18, 2017

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Forbes Energy Services Ltd.
Request for Withdrawal of Form 8-A Filing

Dear Sir or Madam:
Forbes Energy Services Ltd., a Delaware corporation, hereby requests withdrawal of the following Form 8-A filing since it was inadvertently filed on EDGAR under Form 8-A12B when it should have been filed under Form 8-A12G.

Filing	Date Filed	EDGAR Accession No.	File No.

Form 8-A	April 18, 2017	0001434842-17-000017	001-35281

The Form 8-A was re-filed under the correct Form 8-A12G designation on April 18, 2017.
Please contact the undersigned at (361) 664-0549 with any further comments or questions you may have.

Sincerely,

/s/ L. Melvin Cooper
L. Melvin Cooper Forbes Energy Services Ltd. Senior Vice President and Chief Financial Officer